

June 26, 2017

Mail Stop 4631

Via Facsimile
Joseph C. Tusa, Jr.
Senior Vice President
U.S. Concrete, Inc.
331 N. Main Street
Euless, TX 76039

> Re: **U.S. Concrete, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **File No. 1-34530**

Dear Mr. Tusa:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Financial Statements

Note 23 – Supplemental Condensed Consolidating Financial Information, page 96

1. Please tell us your consideration of providing a Condensed Consolidating Statement of Operations and Cash Flows for the year ended December 31, 2014. Refer to Rule 3-10(f)(4) of Regulation S-X for guidance.

2. We note that during 2016 you completed four acquisitions for a total consideration of $141.9 million. If any of these acquired companies are a guarantor subsidiary of your 2024 Notes, please tell us whether you considered Rule 3-10(g)(2) of Regulation S-X in assessing whether financial statements were required to be provided.

If you concluded that financial statements were required pursuant to the above guidance, please tell us whether you have requested a waiver of the obligation to provide financial statements from CF-OCA.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Tracey McKoy, Staff Accountant, at (202) 551-3772, if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction